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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2005


                             AETERNA ZENTARIS INC.
                             ---------------------
                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F  X
                                  -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No  X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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                                 DOCUMENTS INDEX
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Documents Description
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1.              Press release dated May 11, 2005 - AEterna Zentaris' North American
                Partner Announces Upcoming Data Presentation on Perifosine at the
                American Society of Clinical Oncology Annual (ASCO) Meeting
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                                                         [AEterna Zentaris Logo]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com

                                                                   PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS' NORTH AMERICAN PARTNER ANNOUNCES
UPCOMING DATA PRESENTATION ON PERIFOSINE AT THE AMERICAN
SOCIETY OF CLINICAL ONCOLOGY ANNUAL (ASCO) MEETING

Initiation of new phase II trials in breast cancer as part of Keryx-sponsored clinical program for perifosine

QUEBEC CITY, CANADA, MAY 11, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) announces that its North American partner for perifosine, Keryx Biopharmaceuticals, Inc. (Nasdaq: KERX) announced earlier today that the results of a Phase II trial for patients with early prostate cancer will be presented at the annual meeting of the American Society of Clinical Oncology (ASCO) in Orlando. The presentation entitled "The AKT Inhibitor Perifosine in Biochemically Recurrent Prostate Cancer (HSPC): A Phase 2 California Consortium Trial" is scheduled for Saturday, May 14, 2005 from 8:00am to 12:00pm EDT, in Hall C, level 2 of the Conference Center. Perifosine is a novel, oral, first-in-class anticancer agent that appears to work by modulating a number of signal transduction pathways, including AKT.

Our North American partner, Keryx, also announced that the following combination clinical studies have now been initiated as part of its corporate-sponsored clinical program for perifosine:

o Phase II combination study of perifosine and Trastuzumab (Herceptin(R)), an approved human monoclonal antibody for the treatment of metastatic breast cancer. This multi-center Phase II trial will evaluate perifosine in combination with Herceptin(R) in breast cancer patients whose tumors overexpress HER2/neu and who have failed previous treatments with Herceptin(R) or Herceptin(R) plus chemotherapy.

o Phase II study of perifosine in combination with endocrine therapy for patients with estrogen receptor or progesterone receptor positive metastatic breast cancer.

Other studies that have been initiated pursuant to the Keryx-sponsored clinical program with perifosine include:

o A single-agent Phase I/II trial of perifosine in the treatment of non-small cell lung cancer;

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                                                         [AEterna Zentaris Logo]

o    A Phase I trial of the combination of perifosine and paclitaxel;

o    A phase I trial of the combination of perifosine and docetaxel;

o    A phase I trial of the combination of perifosine and gemcitabine;

o A single-agent Phase II trial of perifosine in patients with various tumors for which no standard therapy exists either because the tumors have become unresponsive to standard treatments or no effective form of systemic therapy has been established.

In addition to this Keryx-sponsored clinical program for perifosine, Keryx has ongoing clinical and preclinical collaborations with several prestigious medical institutions and universities, including Memorial Sloan-Kettering, MD Anderson, Dana Farber, UCSF, Emory, the National Cancer Institute and the Netherlands Cancer Institute.

Perifosine is out-licensed by AEterna Zentaris to Keryx, which holds North American rights to the drug. AEterna Zentaris holds the rest of the world rights.

Herceptin(R) is a trademark of Genentech, Inc.

ABOUT PERIFOSINE

Perifosine, a novel, first-in-class, oral anticancer agent that modulates several key signal transduction pathways, including AKT, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase I and Phase II studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer, including non-small cell lung cancer and breast cancer.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and marketing. The Company's broad 20 product pipeline leverages six different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN VITRO fertilization under the brand name Cetrotide(R). Cetrorelix is also in late-stage clinical development for endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is a novel, first-in-class, oral anticancer agent that modulates several key signal transduction pathways, including AKT, MAPK, and JNK that have been shown to be critical for the survival of cancer cells. Perifosine has demonstrated single agent anti-tumor activity in Phase I and Phase II studies and is currently being studied as a single agent and in combination with several forms of anti-cancer treatments for various forms of cancer, including non-small cell lung cancer and breast cancer.

AEterna Zentaris also owns 50.3% of Atrium Biotechnologies Inc. (TSX: ATB.sv), a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

                                                                               2
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                                                         [AEterna Zentaris Logo]

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE
Matthias Seeber
+49 69 42602 3425
matthias.seeber@aeternazentaris.com
-----------------------------------

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                                    SIGNATURE
                                    ---------

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            AETERNA ZENTARIS INC.


Date:  May 11, 2005         By:  /s/Mario Paradis
-------------------              -----------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary